Exhibit 99.2

Quantum BioPharma Ltd. Announces Corporate Updates

Toronto, Ontario – October 29, 2025 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announces, as approved by the shareholders of the Company at the annual general and special meeting of shareholders held on September 26, 2025, a non-brokered private placement of up to 30 class A multiple voting shares of the Company (“Class A Multiple Voting Shares”) at a price of $25 per Class A Multiple Voting Shares, for aggregate gross proceeds of up to $750 (the “Offering”). The Company expects that the entirety of the Offering will be subscribed for by entities beneficially owned or controlled by Zeeshan Saeed and Anthony Durkacz, being the existing holders of Class A Multiple Voting Shares.

When the Company initially went public in 2018, the voting rights attached to the Class A Multiple Voting Shares equalled 75.87% of the aggregate voting rights attached to the Class A Multiple Voting Shares and Class B Subordinate Voting Rights. As a result of issuances of class B subordinate voting shares (the “Class B Subordinate Voting Shares”) over the intervening 7 years, that percentage has declined 46.52%. The Company has determined that it would be in its best interests to proceed with the Offering, which, if fully subscribed, would result in the voting rights attached to the Class A Multiple Voting Shares increasing to 75.27%, which returns those voting rights to nearly the same percentage as when the Company initially went public. The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on October 29, 2025. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company's articles, and it reviewed the implications of issuing additional Class A Multiple Voting Shares. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the “OBCA”). In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Zeeshan Saeed and Anthony Durkacz do not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon. All Class A Multiple Voting Shares issued pursuant to the Offering will be subject to hold periods of four months and a day from the date of closing in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes

MI 61-101 Disclosure

It is anticipated that the Offering will be fully subscribed by Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of the Company is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a director of the Company is a director, is expected to purchase all the Class A Multiple Voting Shares issued pursuant to the Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company expects that any such resulting related party transaction will be exempt from the formal valuation requirement and minority shareholder approval requirements of MI 61-101 based on the exemptions under sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Class A Multiple Voting Shares being purchased will not exceed 25% of the Company’s market capitalization. The Company expects that the closing of the Offering will occur within 21 days of this announcement and that it will not file a material change report in respect of the related party transaction at least 21 days before the closing date. The Company deems this circumstance reasonable and necessary in order to complete the Offering in an expeditious manner.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), in connection with the filing of the Early Warning Report by Anthony Durkacz (the “Transferor”), whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6, in respect of the transfer of 77,000 Class B Subordinate Voting Shares of Quantum BioPharma, whose head office is at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9, to another individual on October 29, 2025 (the “Transfer”) pursuant to a private agreement entered into to give effect to a matrimonial settlement (the “Settlement Agreement”). The 77,000 Class B Subordinate Voting Shares were transferred for no cash consideration.

Prior to the Transfer, the Transferor, together with Fortius Research and Trading Corp. and First Republic Capital Corporation (collectively, the “Joint Actors”), had ownership or control over an aggregate of 6 Class A Multiple Voting Shares and 113,495 Class B Subordinate Voting Shares, representing approximately 50% of the outstanding Class A Multiple Voting Shares, 2.97% of the outstanding Class B Subordinate Voting Shares, and 24.85% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis. Each Class A Multiple Voting Share carries 276,660 votes and each Class B Subordinate Voting Share carries one vote at meetings of shareholders of the Company.

Following the Transfer, the Transferor, together with the Joint Actors, has ownership or control over an aggregate of 6 Class A Multiple Voting Shares and 36,495 Class B Subordinate Voting Shares, representing approximately 50% of the outstanding Class A Multiple Voting Shares, 0.96% of the outstanding Class B Subordinate Voting Shares, and 23.77% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis.

In addition, the Transferor holds 32,000 restricted share units (“RSUs”) and 7,000 options (“Options”), each of which upon vesting are exercisable or settle into one Class B Subordinate Voting Share. On a partially diluted basis, assuming the settlement of all RSUs and Options, the Transferor and the Joint Actors would haves ownership or control over an aggregate of 6 Class A Multiple Voting Shares and 75,495 C Class B Subordinate Voting Shares, representing approximately 50% of the outstanding Class A Multiple Voting Shares, 1.96% of the outstanding Class B Subordinate Voting Shares, and 24.18% of the voting rights attached to all of the Company’s outstanding voting securities.

The Transfer was effected privately pursuant to the Settlement Agreement. The Transferor may, from time to time and at any time, depending on market conditions, the business and prospects of the Company, and other relevant factors, evaluate his investment in the Company and may acquire additional securities or dispose of securities through market transactions, private agreements, treasury issuances, or otherwise.

A copy of the Early Warning Report being filed by the Transferor may be obtained on the Company’s SEDAR+ profile at www.sedarplus.ca or by emailing adurkacz@quantumbiopharma.com or calling (833) 571-1811 .

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp, now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future including the closing dates of the Offering, the size of the Offering, proposed use of proceeds of the Offering, the subscribers of the Offering including the expected participation of certain related parties, the Company's exemption from certain requirements of MI 61-101, the receipt of approvals for the Offering, and the timing of and receipt of regulatory approval for the Offering.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the completion of the Offering.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Quantum BioPharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (833) 571-1811

Investor Relations

Investor Relations: IR@QuantumBioPharma.com

General Inquiries: info@QuantumBioPharma.com

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